EXHIBIT (a)(2)(i)

HYPERION SOLUTIONS CORPORATION
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500

March 9, 2007

Dear Hyperion Stockholder:

I am pleased to inform you that on February 28, 2007, Hyperion Solutions Corporation entered into an Agreement and Plan of Merger with Oracle Corporation and a wholly-owned subsidiary of Oracle.

Under the terms of the Merger Agreement, Oracle is today commencing a tender offer to purchase all outstanding shares of Hyperion common stock at a price of $52.00 per share in cash. As set forth in the Offer to Purchase, the tender offer is currently scheduled to expire at 5:00 P.M., New York City time, on Friday, April 6, 2007. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions contained in the merger agreement), this Oracle subsidiary will be merged into Hyperion, and all shares of Hyperion common stock not purchased in the tender offer (other than shares held by Oracle, shares held by Hyperion and its subsidiaries, shares held by Hyperion stockholders who have perfected appraisal rights under Delaware law, and shares subject to a Restricted Stock Award) will be converted into the right to receive the same cash price per share paid in the tender offer.

Hyperion’s Board of Directors has unanimously approved the merger agreement, the tender offer, and the merger and has determined that the tender offer and the merger are fair to, and in the best interests of, Hyperion’s stockholders. Accordingly, the Board of Directors recommends that you accept the tender offer and tender your shares pursuant to the offer.

Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Hyperion Board of Directors and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

Also accompanying this letter is a copy of Oracle’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Hyperion shares. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

Godfrey R. Sullivan
President and Chief Executive Officer